Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

04010226

F/DI: 202/25-2-2004

BY COURIER

SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH. D.C. 188 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

SUPPL

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a Notice regarding "Directorate".
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- **Notice re "Directorate"**

PUBLIC POWER CORPORATION S.A.

NOTICE

The Board of Directors of Public Power Corporation S.A. formed a Body following the resolution on February 25, 2004 of the Board of Directors of the Company, with the addition of two members of representatives of employees, as follows:

1. Mr. Demetrios Papoulias (President BoD / non-executive member)
2. Mr. Stergios Nezis (C.E.O. / executive member)
3. Mr. Miltiadis Gargaretas (non-executive member)
4. Mr. Demetrios Georgarakis (non-executive member)
5. Mr. Spiridon Theodoropoulos (representative of the minority / non-executive member)
6. Mr. Panagiotis Loftsalis (representative of employees / non-executive member
7. Mr. Ioannis Manos (representative of the minority / non-executive member)
8. Mr. Ioannis Panagopoulos (representative of the OKE* / non-executive member)
9. Mr. Anastasios Petrou (representative of employees / non-executive member)
10. Mr. Vassilios Trapezanoglou (non-executive member)
11. Mrs. Helen Tsamadou (non-executive member)

* OKE : Greek Economic and Social Committee

Public Power Corporation S.A.
30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 202 | 25-2-2004

BY COURIER

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH. D.C. 188

Securities and Exchange Commission
450 Fifth Street, NW,
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a Notice regarding "Directorate".
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- **Notice re "Directorate"**

PUBLIC POWER CORPORATION S.A.

NOTICE

The Board of Directors of Public Power Corporation S.A. formed a Body following the resolution on February 25, 2004 of the Board of Directors of the Company, with the addition of two members of representatives of employees, as follows:

1. Mr. Demetrios Papoulias (President BoD / non-executive member)
2. Mr. Stergios Nezis (C.E.O. / executive member)
3. Mr. Miltiadis Gargaretas (non-executive member)
4. Mr. Demetrios Georgarakis (non-executive member)
5. Mr. Spiridon Theodoropoulos (representative of the minority / non-executive member)
6. Mr. Panagiotis Loftsalis (representative of employees / non-executive member
7. Mr. Ioannis Manos (representative of the minority / non-executive member)
8. Mr. Ioannis Panagopoulos (representative of the OKE* / non-executive member)
9. Mr. Anastasios Petrou (representative of employees / non-executive member)
10. Mr. Vassilios Trapezanoglou (non-executive member)
11. Mrs. Helen Tsamadou (non-executive member)

* OKE : Greek Economic and Social Committee

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 201 25-2-2004

RECEIVED
MAR - 1 2004
SEC MAIL PROCESSING SECTION WASH, D.C. 188

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of notice submitted to the Company Announcements Office of the London Stock Exchange and Athens Stock Exchange regarding our Audit Committee.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Notice

PUBLIC POWER CORPORATION S.A.

NOTICE

The Board of Directors' of the "PUBLIC POWER CORPORATION S.A." by its resolution on February 25, 2004, appoints its members Mrs. E. Tsamadou and Mr. I. Manos, as superior members of the Audit Committee of PPC S.A. pursuant to Greek Law 3016/2002.

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 201 | 25-2-2004

BY COURIER

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2004 WASH, D.C. 188

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of notice submitted to the Company Announcements Office of the London Stock Exchange and Athens Stock Exchange regarding our Audit Committee.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Notice

PUBLIC POWER CORPORATION S.A.

NOTICE

The Board of Directors' of the "PUBLIC POWER CORPORATION S.A." by its resolution on February 25, 2004, appoints its members Mrs. E. Tsamadou and Mr. I. Manos, as superior members of the Audit Committee of PPC S.A. pursuant to Greek Law 3016/2002.